UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 22, 2010

Mr. John Wallace
President
Delta Petroleum Corporation
370 Seventeenth Street, Suite 4300
Denver, CO 80202

Re: Delta Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Response Letter Dated June 25, 2009
Response Letter Dated July 23, 2009
Response Letter Dated September 4, 2009
Response Letter Dated October 20, 2009
Response Letter Dated December 15, 2009
File No. 000-16203

Dear Mr. Wallace:

We have reviewed your response letter and have the following comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008

Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

1. For the top ten PUD locations drilled in 2007, we noted discrepancies between the forecast initial production rates in your 2008 and 2009 reserve reports and the actual initial rates as well as discrepancies between the forecast annual production figures for 2008 and 2009 and the actual annual production information.

The actual production data was obtained from the Colorado Oil and Gas Information System (COGIS).
See the attached spreadsheet. The tables in the spreadsheet are as follows:

Columns A, B and C:	field, well unit and API designation
Column D:	the cumulative production/total days on line as of 12-31-07
Column E:	your forecast 2008 production (MCF)
Column F:	your actual 2008 production (MCF)
Column G:	the initial monthly production rate in your reserve report/the actual12/2007 rate from COGIS normalized for days on.
Column H	actual days on production for 12/2007
Column I:	the ratio resulting from division of Column G figures
Column J:	your 2009 forecast production (MCF)
Column K:	your actual 2009 production (MCF)
Column L:	Column J divided by Column K

Please explain these discrepancies to us. Per our February 19, 2010 conversation, please furnish to us a “look back” comparison/analysis of the initial proved estimated ultimate recoveries and associated initial producing rates for all your Rocky Mountain tight sand gas wells completed in 2007 with subsequent production performance in 2008 and 2009. Address your use of “relevant” month production data in lieu of last month of the year performance figures.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 or Kimberly L. Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Delta Petroleum Look Back
Top 10 2007 Completions
Vega Area

	A	B	C	D	E	F	G	H	I	J	K	L	M
1	2/22/2010				12-31-07 ResRpt	2008 actual MCF	12-31-07 qi	Days on	Ratio from G	12-31-08 ResRpt	2009 act MCF	FoCst/Act	
2	**Vega Fld top 10 2007 completions**			12/31/2007	2008 forecast MCF	12 mos	projected / actual*	in 12/07	> 1 ==> optimistic	2009 forecast MCF	12 mos	>1 => opt	
3			API	cum/days						12 mos			
4	Vega Unit	10-114	077 09243	34268/64	202715	109285	27719/14898	31	1.86	75665	63147	1.20	median
5	Vega Unit	10-121	077 09122	116543/261	66899	38324	8233/432*	27	19	42322	53430	0.79	
6	Vega Unit	10-124	077 09242	76052/70	202715	149151	27719/37602	31	0.74	93705	100625	0.93	
7	Vega Unit	10-131	077 09093	187675/270	83129	83139	10074/16275	31	0.62	64289	70447	0.91	
8	Vega Unit	10-134	077 09241	50173/67	202715	78907	27719/19124	31	median 1.4	91321	51350	1.78	
9	Vega Unit	10-214	077 09244	89939/76	202715	124178	27719/33814	31	0.82	102824	81063	1.27	
10	Vega Unit	10-22	077 08927	16352/49	202715	61375	27719/737*	29	38	64295	48892	1.32	
11	Vega Unit	10-324	077 09245	53792/63	202715	107463	27719/22984	31	1.2	78328	75561	1.04	
12	Vega Unit*	10-33	077 08933		191043	0				93651			
13	Vega Federal	35-33	077 09013	7773/12	212906	177019	31081/20080*	12	1.55	101062	81657	1.24	
14					1579224*	928841				Tot 713811*	Tot 626172*		
15	**TOTAL**				ForeCast/Act=1.70		215702/145866'=1.48			ForeCast/Act=1.14			
16	*prod data				*sum less vega unit 10-33		*actual figs normalized						
17	not avail online						to 31 days if needed						
18										2 yr FoCst/Act			
19										2293035/1555013			
20										=1.475			
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